UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑          Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report of Foreign Private Issuer on Form 6-K is furnished herewith and is incorporated by reference into each of the following Registration Statements of the registrant: Form F-3 (File No. 333-163990) and Form S-8 (No. 333-36246, No. 333-47720, No. 333-107359, No.333-129460 and No. 333-144890).

Signatures
Press Release regarding Results of Operations and Financial Condition for the Fourth Quarter and Fiscal Year
Ended December 31, 2010, issued by SINA Corporation on March 1, 2011
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: March 8, 2011	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer